Exhibit 99.3

ZOOZ POWER LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OCTOBER 30, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint/s Ms. Ruth Smadja as proxy with the power to appoint her substitute, and hereby authorize/s her to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares of ZOOZ Power Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Monday, September 30, 2024, that the shareholder(s) is/are entitled to vote at the annual general meeting of shareholders to be held at 4:00 PM (Israel time), on Wednesday, October 30, 2024, at the offices of the Company, 4B Hamelacha St., Lod, Israel and any postponement or adjournment thereof (the “Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER(S), THIS PROXY WILL BE VOTED FOR THE PROPOSAL, AND AS SUCH PROXY DEEMS ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY POSTPONEMENT OR ADJOURNMENTS THEREOF. Abstentions will be counted as present for purposes of determining a quorum but will not be counted in connection with the vote on any Proposal as to which the shareholder has abstained.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ZOOZ POWER LTD.

October 30, 2024

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS (THE “BOARD”) RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1 OF THE PROXY STATEMENT.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

	FOR	AGAINST	ABSTAIN
1. To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.	[ ]	[ ]	[ ]

To change the address on your account, please check the box at right and indicate your new address in the address space above. [  ]

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ___________________Date _______

Signature of Shareholder ___________________Date _______

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.